UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

BBVA 1Q26 Earnings April 30, 2026

p. 2 1Q26 EARNINGS Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations, goals, outlook or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding outlook, future growth rates, goals and future targets, including those relating to outlook, financial goals and targets and capital generation and capital distribution. The information contained in this document reflects our current expectations, goals, outlook and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results and actions, and actual results and actions may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. See also the Risk Factors included in BBVA’s Audit Report in Form 20-F for additional results which could affect our ability to achieve our goals, outlook and targets. In the particular case of certain targets related to our ESG performance, such as, de carbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, goals, outlook, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

p. 3 1Q26 EARNINGS Excellent Value Creation and Profitability PROFITABILITY METRICS (%) TBV + DIVIDENDS (€ / SHARE1) +14.7% +5.0% (1) Total number of shares considered: 5,751m as of Mar-25, 5,626m as of Dec-25 and 5,573m as of Mar-26. (2) Gross dividend per share: 0.32€ paid in Nov-25 and 0.60€ paid in Apr-26. TBV / share Dividends / share 9.14 10.01 10.49 ROE 3M25 2025 3M26 Mar-25 Dec-25 Mar-26 0.922 9.57 ROTE 20.7 21.7 19.3 18.4 20.2 19.3 +18.1% YoY ex-SBB

p. 4 1Q26 EARNINGS Another very Strong Quarter in Profit and Capital Generation CET1 RATIO (%) NET ATTRIBUTABLE PROFIT (CURRENT €M) +10.8% +18.0% Dec-25 Mar-26 EPS (€)1 0.45 0.42 0.51 (1) EPS calculated according to IAS33. SREP Requirement 8.98% Target Range 11.5%-12.0% 12.83% 12.70% 1Q25 4Q25 1Q26 2,698 2,533 2,989 +13bps

p. 5 1Q26 EARNINGS 1Q26 Key Financial Messages Excellent Fee Income evolution Positive jaws and leading Efficiency Ratio Sound Asset Quality metrics Solid Capital Position NET INTEREST INCOME +20.2% vs. 1Q25 CONSTANT NET FEES AND COMMISSIONS +15.5% vs. 1Q25 CONSTANT EFFICIENCY RATIO 38.0% COST OF RISK 1.54% CET1 RATIO 12.83% vs. 11.5%-12% TARGET RANGE Strong activity drives Net Interest Income growth TOTAL LOAN GROWTH1 +17.0% CONSTANT vs. 1Q25 (1) Performing loans under management excluding repos.

p. 6 1Q26 EARNINGS 1Q26 Profit & Loss Change Change BBVA GROUP (€M) 1Q26/1Q25 1Q26/4Q25 1Q26 % const. % % const. % Net Interest Income 7,537 20.2 17.8 2.9 7.2 Net Fees and Commissions 2,256 15.5 9.5 0.9 5.2 Net Trading Income 915 1.1 -3.4 26.2 31.9 Other Income & Expenses -56 -54.7 -31.3 -23.8 -28.2 Gross Income 10,652 18.3 14.2 4.3 8.8 Operating Expenses -4,049 17.5 13.7 -1.6 1.9 Operating Income 6,604 18.7 14.6 8.3 13.4 Impairment on Financial Assets -1,820 35.0 31.4 -0.3 4.3 Provisions and Other Gains and Losses -62 113.0 113.9 -57.7 -57.1 Income Before Tax 4,722 12.8 8.6 14.5 20.0 Income Tax -1,534 8.4 4.6 15.5 20.9 Non-controlling Interest -199 32.8 8.1 33.1 50.9 Net Attributable Profit 2,989 14.1 10.8 12.9 18.0

p. 7 1Q26 EARNINGS Remarkable Growth Trend in Revenues NET INTEREST INCOME (CONSTANT €M) NII growth driven by strong activity and price management +2.9% +20.2% NET FEES AND COMMISSIONS (CONSTANT €M) Positive fee income trend levered on payments, asset management and higher insurance and CIB contribution +0.9% +15.5% NET TRADING INCOME (CONSTANT €M) NTI driven by positive dynamism in Global Markets +26.2% +1.1% GROSS INCOME (CONSTANT €M) Solid gross income growth mainly due to positive core revenues evolution +4.3% +18.3%

p. 8 1Q26 EARNINGS Resilient NII despite Declining Rates Thanks to Solid Loan Growth and Effective Price Management TOTAL LOAN GROWTH1 (MAR-26, YOY, CONSTANT €) Spain Mexico NET INTEREST INCOME (%, CONSTANT €) +6.3% +8.4% +3.6% +8.3% BBVA CUSTOMER SPREADS (%) 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 3.44 2.82 11.70 10.89 4Q25 1Q26 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Banxico Policy Rate2 11.0% Banxico Policy Rate2 6.75% ECB Deposit Rate2 4.0% ECB Deposit Rate2 2.0% (1) Performing loans under management, excluding repos. Mexico according to local GAAP (2) End of period 3.19 11.00 1,598 1,656 2,895 3,136

p. 9 1Q26 EARNINGS Positive Jaws and Leading Efficiency Ratio POSITIVE JAWS (3M26 YOY, CONSTANT €) Operating Expenses Gross Income (1) Weighted by operating expenses and excluding Venezuela. FOOTPRINT INFLATION1 8.9% 12M AVERAGE EFFICIENCY RATIO (COST-TO-INCOME, % CONSTANT €) 3M25 3M26 -24bps +18.3% +17.5% 38.3 38.0 +13.9% excl. voluntary redundancies 36.8% excl. voluntary redundancies

p. 10 1Q26 EARNINGS Sound Asset Quality Metrics FINANCIAL ASSETS IMPAIRMENTS (CONSTANT €M) NPL (CURRENT €BN) COST OF RISK (%, QUARTERLY) NPL & COVERAGE RATIOS (%) 1Q25 2Q25 3Q25 4Q25 1Q26 1Q25 2Q25 3Q25 4Q25 1Q26 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 1,348 1,470 1,645 1,825 1,820 14.3 14.6 14.3 14.8 15.2 NPL COVERAGE Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 82% 81% 84% 85% 86% 2.9% 2.9% 2.8% 2.7% 2.6% 1.52% 1.54% 1.30 1.33% 1.41% %

p. 11 1Q26 EARNINGS Our Solid Capital Position Underpins Attractive Shareholder’s Remuneration (1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. CET1 RATIO (%, BPS) Target Range 11.5%-12.0% Results Dividend accrual & AT1 coupons RWAs (constant €) Others1 Mar-26 12.83% -40 bps -34 bps 12.70% +75 bps Dec-25 SREP Requirement 8.98% +13bps +12 bps Already completed two tranches of the SBB approved in Dec-25 for Third tranche to start early next week, for 2.5 billion € c.1.5 billion €

1Q26 EARNINGS

BBVA

Advancing in the Execution of our AI Transformation Strategy

THE 8

- ROBOT 1 — **Blue: Personal Advisor** for every client
- ROBOT 2 — **AI for the Banker -** relationship manager companion
- ROBOT 3 — **Risk**
- ROBOT 4 — **Operations & Processes**
- ROBOT 5 — **Software development**
- ROBOT 6 — **Connected employees**
- PILLAR 7 — **"Data-rich" company**
- PILLAR 8 — **AI Architecture & Tech Capabilities**

CLIENTS	PROCESSES	EMPLOYEES
- Smart multimodal advisors - Hyper personalization	- Smart E2E automation - New processes definition	- Empower our employees with AI tools

POSITIVE EARLY IMPACTS

- **Blue:** revamped rollout in 2H26 - **Individualized smart servicing prompts** in global App	- **30% time reduction** in Claims Resolution in MEX - **50% time reduction in coding** of our new payments platform	- **Usage: 70%** Monthly and **55%** weekly active average **users** - **2-3 hours** average weekly **savings** per employee

Industrializing the creation, governance, and operation of AI agents at scale across the bank

p. 12

p. 13 1Q26 EARNINGS Group Financial Goals Evolution c.€48 Bn NET ATTRIBUTABLE PROFIT (CURRENT €) ROTE (%, CURRENT €) TBV + DIV PER SH. (%, CURRENT €) C/I RATIO (%, CURRENT €) 19.8% c.22% Mid-teens GOAL AVG. 2025-2028 2025-3M26 avg CAGR 2024-2028 GOAL GOAL CUMULATIVE 2025-2028 €13.5 Bn CAGR 2024-3M26 CUM. 2025-3M26 Aligned with plan GOAL c.35% 2024 2025 2026 2027 2028 3M26 38% 40% 14.2% 16.6% ex- SBB

Business Areas SPAIN MEXICO TURKEY SOUTH AMERICA REST OF BUSINESS

1Q26 EARNINGS BUSINESS AREAS

BBVA

Spain

PROFIT & LOSS (€M)

	1Q26	Δ (%) vs. 1Q25	Δ (%) vs. 4Q25
Net Interest Income	1,656	3.6	-1.2
Net Fees and Commissions	605	3.5	-2.4
Net Trading Income	295	20.0	59.2
Other Income & Expenses	97	8.4	55.8
Gross Income	**2,653**	**5.4**	**4.3**
Operating Expenses	-894	9.7	-0.9
Operating Income	**1,759**	**3.3**	**7.1**
Impairment on Financial Assets	-165	19.4	-3.7
Provisions and Other Gains and Losses	-18	-28.1	-73.0
Income Before Tax	**1,575**	**2.4**	**12.4**
Income Tax	-480	-8.7	28.9
Net Attributable Profit	**1,095**	**8.1**	**6.4**

ACTIVITY (€BN, MAR-26)

LENDING[1]


193.3
YoY
+6.3%
Mortgages
69.0
+2.8%
Consumer + Credit Cards
20.7
+9.4%
Very small businesses
15.6
+0.3%
Mid-size companies
22.0
+7.6%
Corporate + CIB
37.3
+11.0%
Public sector
16.9
+10.0%
Others
11.8
+8.6%

CUST.FUNDS[1]


353.2
YoY
+7.8%
Demand Deposits
197.4
+5.6%
Time Deposits
36.8
+21.8%
Off-BS Funds
119.0
+7.6%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
3.85
3.39
3.39
Customer spread
3.19
2.80
2.82
Cost of deposits
0.66
0.59
0.58
1Q25
4Q25
1Q26

ASSET QUALITY RATIOS (%)


Coverage
61
67
69
NPL Ratio
3.51
3.05
2.94
CoR (Quarterly)
0.30
0.35
0.34
1Q25
4Q25
1Q26

COST TO INCOME (%) (YtD)
33.7

RoRWA (%) (YtD)
3.70

- **Solid loan growth** (+1.2% QoQ), driven by Consumer and Enterprises.
- **Strong NAP,** supported by **solid core revenues** (+3.6% YoY). QoQ trends impacted by seasonal effects.
- **Costs remain well-controlled** despite one-off impacts from the voluntary redundancies recorded in 1Q26 (+4.8% YoY excl. voluntary redundancies). **Best-in-class efficiency ratio.**
- **Sound asset quality,** with solid underlying trends in line with expectations. Continued improvement in NPL and coverage ratios.

p. 15

1Q26 EARNINGS BUSINESS AREAS

BBVA

Mexico

PROFIT & LOSS (CONSTANT €M)

	1Q26	Δ Constant (%) vs. 1Q25	Δ Constant (%) vs. 4Q25	Δ Current (%) vs. 1Q25
Net Interest Income	3,136	8.3	-0.3	13.3
Net Fees and Commissions	648	6.3	-2.0	11.2
Net Trading Income	286	24.0	26.2	29.8
Other Income & Expenses	204	44.6	3.9	51.0
Gross Income	**4,274**	**10.3**	**1.0**	**15.4**
Operating Expenses	-1,318	9.8	2.6	14.8
Operating Income	**2,956**	**10.5**	**0.4**	**15.6**
Impairment on Financial Assets	-883	21.4	-0.1	27.0
Provisions and Other Gains and Losses	-9	-39.3	-76.8	-36.4
Income Before Tax	**2,064**	**6.8**	**2.0**	**11.7**
Income Tax	-611	12.6	4.3	17.8
Net Attributable Profit	**1,453**	**4.5**	**1.0**	**9.3**

ACTIVITY (MAR-26; CONSTANT €BN)



LENDING[1]
CUST.FUNDS[1]
YoY
102.4
+8.4%
Mortgages
Consumer
Credit Cards
SMEs
Other Commercial
Public sector
19.1
16.6
10.7
7.8
40.9
7.4
+7.8%
+13.2%
+12.3%
+13.5%
+5.5%
+5.3%
YoY
170.1
+11.4%
Demand Deposits
Time Deposits
Off-BS Funds
81.7
16.2
72.2
+5.8%
+25.6%
+15.5%

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)



Yield on loans
13.67
13.17
13.01
Customer spread
11.00
11.08
10.89
Cost of deposits
2.68
2.09
2.12
1Q25
4Q25
1Q26

ASSET QUALITY RATIOS (%)



Coverage
129
124
129
NPL Ratio
2.41
2.73
2.58
CoR (Quarterly)
3.05
3.45
3.45
1Q25
4Q25
1Q26

COST TO INCOME (%) (YTD)
30.8

RoRWA (%) (YTD, CONSTANT)
6.95

- **Robust loan growth** (+10.4% YoY excl. FX effect)[2], **well balanced across** retail and wholesale.
- **Deposits continue to build momentum,** led by retail demand deposits
- **Strong revenues performance supports earnings growth. Solid NII** (+8.3% YoY) despite declining rates, supported by sound activity, and **broad-based fee growth.** QoQ evolution affected by seasonality.
- **Outstanding efficiency** ratio at 30.8% and **solid asset quality.**

(2) 13.3% YoY appreciation of the MXP against the USD, impacting USD-denominated loans (USD commercial loans represent 27% of BBVA's commercial loan portfolio as of Mar'26).

p. 16

1Q26 EARNINGS BUSINESS AREAS

BBVA

Turkey

PROFIT & LOSS (CURRENT €M)	1Q26	Δ Current (%) vs. 1Q25	Δ Current (%) vs. 4Q25
Net Interest Income	1,121	59.9	19.0
Net Fees and Commissions	565	2.7	8.4
Net Trading Income	146	18.2	168.3
Other Income & Expenses	-120	11.6	48.1
Of which:			
Net Monetary Position (NMP) loss	*-292*	*-16.0*	*123.9*
CPI linkers revenues	*211*	*-28.8*	*148.3*
Gross Income	**1,712**	**35.1**	**19.2**
Operating Expenses	-679	17.6	2.1
Operating Income	**1,033**	**49.8**	**33.8**
Impairment on Financial Assets	-352	50.2	5.9
Provisions and Other Gains and Losses	-16	n.s.	-27.0
Income Before Tax	**666**	**46.9**	**59.2**
Income Tax	-354	33.8	53.9
Non-controlling Interest	-49	60.5	55.8
Net Attributable Profit	**263**	**66.1**	**67.6**

ACTIVITY (MAR-26; CONSTANT €BN; BANK ONLY)

LENDING[2]


YoY[1]
44.7
FC 11.5 +12.2%
+45.3%
TL Commercial 10.2 +33.9%
TL Retail 23.0 +51.0%

CUST.FUNDS[2]


YoY[1]
51.9
+14.7%
FC Time 3.2 +12.8%
FC Demand 16.5 +22.1%
+20.8%
TL Time 27.0 +24.1%
TL Demand 5.3 +6.6%

(1) FC (foreign currency) evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


FC
7.85
7.57
7.35
TL
1.46
1.68
2.02
1Q25
4Q25
1Q26

ASSET QUALITY RATIOS (%)


Coverage
93
76
74
NPL Ratio
3.18
3.89
4.14
CoR (Quarterly)
1.89
2.45
2.53
1Q25
4Q25
1Q26

COST TO INCOME (%) (YtD)
39.6

RoRWA (%) (YtD, CURRENT)
1.69

- **TL loans slightly declined in real terms** QoQ, amid a more selective stance in consumer lending. **FC loans** remained **flat** QoQ.
- **Strong NII growth** supported by TL customer spread expansion (+34 bps QoQ) and loan growth.
- **Higher NTI contribution** while **Fees maintained a positive momentum**, led by payments, asset management and brokerage.
- **CoR** remained broadly **stable QoQ**.

Note: Inflation rate 10.0% in 1Q26 vs 4.4% 4Q25 and 10.1% in 1Q25.

p. 17

1Q26 EARNINGS BUSINESS AREAS

BBVA

South America

NET ATTRIBUTABLE PROFIT (CURRENT €M)

	1Q26	Δ Current (%) vs. 1Q25	Δ Current (%) vs. 4Q25
Colombia	78	137.6	274.1
Peru	81	-2.6	20.2
Argentina	27	-45.9	-7.1
Other [1]	62	31.3	-58.7
South America	249	16.3	78.0

(1) Other includes BBVA Forum (Chile), Venezuela, Uruguay and Brazil.

ACTIVITY (MAR-26; CONSTANT €BN)

LENDING[1]


52.9
YoY
+15.0%
Colombia
18.5
+6.9%
Peru
19.9
+8.2%
Argentina
9.1
+62.0%
Other
5.4
+15.3%

CUST.FUNDS[1]


66.4
YoY
+17.7%
Colombia
23.4
+8.7%
Peru
25.0
+14.4%
Argentina
13.8
+52.3%
Other
4.3
+6.1%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)


COL
5.31
6.11
6.02
PER
7.24
7.42
7.62
ARG
17.13
17.24
17.41
1Q25
4Q25
1Q26

COST OF RISK (Quarterly, %)


2.56
2.09
1.99
1.40
1.41
1.51
4.30
7.88
7.84
1Q25
4Q25
1Q26

COST TO INCOME (%) (YtD) 41.6

RoRWA (%) (YtD, CURRENT) 2.73

- COL **Strong NAP** performance, supported by **robust core revenues** growth and **lower impairments.**
- PER Solid **NAP, driven by NII growth,**- activity and customer spread expansion-, alongside **strong fees and sound asset quality trends.**
- ARG **NAP supported by core revenues,** with CoR still elevated but expected to gradually improve.

Note: Inflation rate ARG: 8.7% in 1Q26 vs 7.8% in 4Q25 and 8.5% in 1Q25.

p. 18

1Q26 EARNINGS BUSINESS AREAS

BBVA

Rest of business

PROFIT & LOSS (CONSTANT €M)

		Δ (%)	
	1Q26	vs. 1Q25	vs. 4Q25
Net Interest Income	232	27.0	0.5
Net Fees and Commissions	201	51.5	22.2
Net Trading Income	161	56.5	38.8
Other Income & Expenses	0	-60.9	-85.0
Gross Income	**595**	**41.8**	**15.7**
Operating Expenses	-239	30.3	-17.6
Operating Income	**355**	**50.7**	**58.6**
Impairment on Financial Assets	-51	182.3	35.1
Provisions and Other Gains and Losses	-4	n.s.	-58.9
Income Before Tax	**300**	**35.9**	**70.7**
Income Tax	-64	35.3	245.3
Net Attributable Profit	**236**	**36.0**	**50.0**

Rest of business includes mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany).

ACTIVITY (MAR-26; CONSTANT €BN)

LENDING[1]


75.5
YoY
+54.5%
CIB US
27.2
+58.1%
CIB Europe/UK
28.1
+44.2%
CIB Asia
17.2
+83.3%
Other
3.0
6.7%

CUST.FUNDS[1]


38.8
YoY
+38.5%
CIB
22.8
+15.6%
Digital Banks
13.4
+123.6%
Other
2.7
+13.2%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

ASSET QUALITY RATIOS (%)


Coverage
109
172
197
NPL Ratio
0.27
0.16
0.14
CoR (Quarterly)
0.16
0.25
0.30
1Q25
4Q25
1Q26

COST TO INCOME (%) (YtD)
40.2

RoRWA (%) (YtD, CONSTANT)
2.01

- **Solid loan growth** (+12.7% QoQ), **well-balanced across geographies,** driven by Corporate Lending and Project Finance.
- **Strong NAP growth,** driven by robust **Gross Income** evolution.
- **Positive jaws,** despite costs growth related to the strategic plan roll-out.
- **Impairments increased** due to higher coverage on **specific exposures,** bringing CoR to 30 bps.
- **FY2026 CoR** expected at **around 20 bps.**

p. 19

p. 20 1Q26 EARNINGS Updated 2026 Outlook Takeaways Outstanding Value Creation and Profitability metrics Advancing in the execution of our Strategy Strong Core revenues evolution on the back of activity growth Net Attributable Profit continues its excellent trajectory On track to achieve our ambitious 2025-2028 Goals Continued CET1 capital generation GROUP >20% ROTE MEXICO TURKEY high single digit growth, with upward bias Loans: around €1 billion, with downward bias Net Profit: Improved Guidance REST OF BUSINESS > 30% growth Loans: Gross Income: > 30% growth

Annex P&L Accounts by Business Area Customer Spread by Country Stages Breakdown by Business Area ALCO Portfolio, NII Sensitivity and LCRs & NSFRs CET1 Sensitivity to Market Impacts RWAs by Business Area Book Value of the Main Subsidiaries MREL Medium-Term Strategic Objectives 1 2 3 4 6 7 8 9 5

P&L Accounts by Business Area 1 Corporate Center Turkey Argentina Colombia Peru (hyperinflation adjustment) (hyperinflation adjustment)

p. 23 1Q26 EARNINGS Corporate Center (%) PROFIT & LOSS (€M) 1Q26 vs. 1Q25 vs. 4Q25 Net Interest Income -83 -6.4 -42.0 Net Fees and Commissions -25 21.8 -32.7 Net Trading Income -118 n.s. n.s. Other Income & Expenses 18 128.0 -67.9 Gross Income -208 n.s. 50.3 Operating Expenses1 -242 27.1 -9.0 Operating Income -450 95.3 11.3 Impairment on Financial Assets 4 n.s. n.s. Provisions and Other Gains and Losses 3 -18.6 n.s. Income Before Tax -443 94.7 9.6 Income Tax 145 271.1 95.5 Non-controlling Interest -7 6.9 268.0 Net Attributable Profit -305 56.5 -8.1 ANNEX—P&L ACCOUNTS BY BUSINESS AREA (1) Expenses growth (in current): -5.6% YoY excl. voluntary redundancies

p. 24 1Q26 EARNINGS 3M26 Hyperinflation adjustment (2) 3M26 PROFIT & LOSS (€M) (reported) (1) Ex. Hyperinflation Net Interest Income 1,121 23 1,098 Net Fees and Commissions 565 13 552 Net Trading Income 146 35 111 Other Income & Expenses -120 -356 236 Gross Income 1,712 -285 1,997 Operating Expenses -679 -41 -637 Operating Income 1,033 -326 1,360 Impairment on Financial Assets -352 -8 -344 Provisions and Other Gains and Losses -16 -7 -8 Income Before Tax 666 -342 1,007 Income Tax -354 -53 -301 Non-controlling Interest -49 55 -104 Net Attributable Profit 263 -339 601 Turkey—Hyperinflation Adjustment (1) 3M26 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non-monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average. ANNEX—P&L ACCOUNTS BY BUSINESS AREA

p. 25 1Q26 EARNINGS Argentina—Hyperinflation Adjustment 3M26 Hyperinflation adjustment (2) 3M26 PROFIT & LOSS (€M) (reported) (1) Ex. Hyperinflation Net Interest Income 539 32 507 Net Fees and Commissions 111 7 104 Net Trading Income 50 -7 57 Other Income & Expenses -223 -155 -68 Gross Income 477 -122 599 Operating Expenses -235 -25 -210 Operating Income 241 -148 389 Impairment on Financial Assets -177 -11 -166 Provisions and Other Gains and Losses -1 -1 0 Income Before Tax 63 -160 223 Income Tax -20 56 -75 Non-controlling Interest -16 36 -52 Net Attributable Profit 27 -68 96 (1) 3M26 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non-monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average. ANNEX—P&L ACCOUNTS BY BUSINESS AREA

p. 26 1Q26 EARNINGS Colombia (%) PROFIT & LOSS (€M CONSTANT) 1Q26 vs. 1Q25 vs. 4Q25 Net Interest Income 296 23.6 4.5 Net Fees and Commissions 39 47.1 -21.9 Net Trading Income 25 -10.7 70.7 Other Income & Expenses 2 n.s. n.s. Gross Income 362 26.1 23.1 Operating Expenses -144 9.5 -1.6 Operating Income 218 40.2 47.8 Impairment on Financial Assets -91 -18.1 -6.2 Provisions and Other Gains and Losses -3 n.s. n.s. Income Before Tax 124 179.6 108.5 Income Tax -44 n.s. 17.8 Non-controlling Interest -2 n.s. 39.4 Net Attributable Profit 78 133.0 274.0 ANNEX—P&L ACCOUNTS BY BUSINESS AREA

p. 27 1Q26 EARNINGS Peru (%) PROFIT & LOSS (€M CONSTANT) 1Q26 vs. 1Q25 vs. 4Q25 Net Interest Income 407 11.7 3.4 Net Fees and Commissions 85 5.6 -0.7 Net Trading Income 55 8.6 21.6 Other Income & Expenses -10 26.4 -15.0 Gross Income 538 10.1 4.8 Operating Expenses -208 10.9 -3.4 Operating Income 330 9.6 10.7 Impairment on Financial Assets -78 15.0 7.7 Provisions and Other Gains and Losses -9 n.s. -47.3 Income Before Tax 243 -1.8 16.3 Income Tax -69 -5.2 14.8 Non-controlling Interest -94 0.0 13.4 Net Attributable Profit 81 -0.8 21.2 ANNEX—P&L ACCOUNTS BY BUSINESS AREA

Customer Spread by Country 2

1Q26 EARNINGS ANNEX - CUSTOMER SPREAD BY COUNTRY

BBVA

Customer Spreads: Quarterly Evolution

AVERAGE	1Q25	2Q25	3Q25	4Q25	1Q26
Spain	**3.19%**	**3.05%**	**2.88%**	**2.80%**	**2.82%**
Yield on Loans	3.85%	3.66%	3.45%	3.39%	3.39%
Cost of Deposits	-0.66%	-0.60%	-0.57%	-0.59%	-0.58%
Mexico MXN	**12.00%**	**11.96%**	**11.98%**	**12.01%**	**11.74%**
Yield on Loans	14.99%	14.71%	14.42%	14.26%	14.02%
Cost of Deposits	-2.99%	-2.75%	-2.45%	-2.25%	-2.28%
Mexico FC[1]	**5.44%**	**5.25%**	**5.24%**	**4.98%**	**4.79%**
Yield on Loans	6.23%	6.14%	6.21%	5.89%	5.69%
Cost of Deposits	-0.79%	-0.90%	-0.97%	-0.91%	-0.90%
Turkey TL	**1.46%**	**1.04%**	**1.00%**	**1.68%**	**2.02%**
Yield on Loans	37.76%	37.56%	36.53%	34.90%	33.72%
Cost of Deposits	-36.30%	-36.53%	-35.53%	-33.23%	-31.70%
Turkey FC[1]	**7.85%**	**7.90%**	**7.88%**	**7.57%**	**7.35%**
Yield on Loans	8.13%	8.31%	8.23%	7.83%	7.57%
Cost of Deposits	-0.28%	-0.41%	-0.35%	-0.27%	-0.22%
Argentina	**17.13%**	**16.73%**	**14.02%**	**17.24%**	**17.41%**
Yield on Loans	29.96%	30.98%	32.37%	34.57%	30.40%
Cost of Deposits	-12.82%	-14.25%	-18.35%	-17.33%	-12.98%
Colombia	**5.31%**	**5.64%**	**5.81%**	**6.11%**	**6.02%**
Yield on Loans	12.25%	12.26%	12.23%	12.30%	12.49%
Cost of Deposits	-6.93%	-6.62%	-6.42%	-6.19%	-6.47%
Peru	**7.24%**	**7.22%**	**7.26%**	**7.42%**	**7.62%**
Yield on Loans	9.04%	9.02%	9.02%	9.17%	9.28%
Cost of Deposits	-1.80%	-1.80%	-1.76%	-1.76%	-1.65%

(1) FC: Foreign Currency.

p. 29

Stages Breakdown by Business Area 3

p. 31 1Q26 EARNINGS ANNEX—STAGES BREAKDOWN BY BUSINESS AREA Stages Breakdown by Business Areas CREDIT RISK BREAKDOWN BY AREA (MAR-26, € M) BBVA GROUP Gross Exposure Accumulated impairments SPAIN Gross Exposure Accumulated impairments MEXICO Gross Exposure Accumulated impairments Stage 1 521,734 2,578 Stage 1 203,424 499 Stage 1 97,376 1,388 Stage 2 35,375 2,155 Stage 2 14,144 533 Stage 2 7,800 761 Stage 3 15,163 8,343 Stage 3 6,597 3,542 Stage 3 2,788 1,441 TURKEY SOUTH AMERICA REST OF BUSINESS Stage 1 65,993 228 Stage 1 53,072 392 Stage 1 106,666 32 Stage 2 6,485 366 Stage 2 4,458 309 Stage 2 2,464 169 Stage 3 3,130 1,710 Stage 3 2,497 1,551 Stage 3 152 98 COLOMBIA PERU ARGENTINA Stage 1 17,659 103 Stage 1 21,699 217 Stage 1 8,537 32 Stage 2 1,457 122 Stage 2 1,919 130 Stage 2 735 37 Stage 3 808 469 Stage 3 870 550 Stage 3 622 423

ALCO Portfolio, NII Sensitivity and LCRs & NSFRs 4

p. 33 1Q26 EARNINGS (1) Figures exclude SAREB senior bonds (€3.6bn as of Mar-25, Dec-25 and Mar-26) ALCO Portfolio ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS Amort Cost (HTC) Fair Value (HTC&S) MAR-26 (€ BN) (€ BN) (duration incl. hedges) South America 0.2 6.3 1.4 years Turkey 4.9 5.8 1.8 years Mexico 5.6 11.9 3.7 years Euro1 50.8 7.5 3.2 years Spain 34.4 3.2 Italy 5.4 2.7 Rest 11.0 1.6 +3.0% EURO ALCO YIELD (MAR-26, %) ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) EURO ALCO PORTFOLIO MATURITY PROFILE (€ BN)

p. 34 1Q26 EARNINGS NII Sensitivity to Interest Rates Movements Note: NII sensitivities to parallel interest rates movements as of Mar’26 for Euro Balance Sheet and Feb’26 for Mexico, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps breakdown: MXN sensitivity +/-1.7%; USD sensitivity +/-0.8%. +/– 4-5% EURO BALANCE SHEET ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +/-100 BPS INTEREST RATES MOVEMENT, %) +/-2.5% MEXICO ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS

p. 35 1Q26 EARNINGS Liquidity and Funding Ratios (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 141%. (2) Bank-only. Both LCR and NSFR significantly above the 100% requirements, at a Group level and in all banking subsidiaries BBVA GROUP AND SUBSIDIARIES LCR & NSFR (MAR-26) Total Group 167% / 141% 1 LCR NSFR 125% S. America All countries >100% Loan To Deposit >100% Mexico 155% 131% BBVA, S.A. 165% 116% Turkey2 134% 139% 93% 103% 86% 94% ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS

CET1 Sensitivity to Market Impacts 5

p. 37 1Q26 EARNINGS CET1 Sensitivity to Market Impacts1 ANNEX—CET1 SENSITIVITY TO MARKET IMPACTS (1) CET1 sensitivity considering the FL capital ratio as of March 31st, 2026 (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 bps per quarter for MXN and 2 bps per quarter for TRY. TO A 10% CURRENCY DEPRECIATION2 (MAR-26) 8 bps TO +100 BPS MOVEMENT IN THE MEXICAN SOVEREIGN BOND (MAR-26) 1 bps TO A 10% DECLINE IN TELEFONICA’S SHARE PRICE (MAR-26) 9 bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (MAR-26) MXN TRY USD 15 bps 2 bps +12 bps

RWAs by Business Area 6

p. 39 1Q26 EARNINGS Risk-Weighted Assets by Business Area ANNEX—RWAS BY BUSINESS AREA BREAKDOWN BY BUSINESS AREA (€M) Fully-Loaded RWAs (%) Mar-25 Dec-25 Mar-26 vs. Mar-25 vs. Dec-25 Spain 121,215 119,734 117,752 -2.9% -1.7% Mexico 87,158 82,746 83,745 -3.9% 1.2% Turkey 65,982 71,551 74,171 12.4% 3.7% South America 54,979 55,912 59,235 7.7% 5.9% Argentina 11,098 10,501 12,115 9.2% 15.4% Chile 2,137 2,221 2,226 4.2% 0.2% Colombia 18,788 19,171 20,112 7.0% 4.9% Peru 19,270 19,856 20,202 4.8% 1.7% Others 3,686 4,164 4,581 24.3% 10.0% Rest of business 36,802 46,853 49,627 34.8% 5.9% Corporate Center 29,216 20,445 24,324 -16.7% 19.0% BBVA Group 395,352 397,241 408,854 3.4% 2.9%

Book Value of the Main Subsidiaries 7

p. 41 1Q26 EARNINGS Book Value of the Main Subsidiaries1,2 ANNEX—BOOK VALUE OF THE MAIN SUBSIDIARIES (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value. (2) Turkey includes Garanti BBVA subsidiaries. (€ BN; MAR-26) Mexico Turkey Peru Colombia Argentina Chile Venezuela (%) QoQ Uruguay -3.9% +1.3% +4.4% -5.7% +21.2% +2.5% +9.4% +27.7%

MREL 8

1Q26 EARNINGS ANNEX - MREL

BBVA

Sound MREL Position

POSITION AS OF MAR-26
(% RWA[1])

MREL REQUIREMENT + CBR



SRB's 14 April '26 MREL Requirement + CBR
27.66%
26.85%
3.72%
23.13%
29.63%
CBR[3]
MREL
Total Requirement
Eligible instruments 2

M-MDA Buffer 279bps (5.8€bn)

SUBORDINATION REQUIREMENT + CBR



SRB's 14 April '26 Subordination Requirement + CBR
17.22%
17.22%
3.72%
13.50%
25.92%
CBR[3]
Subordination
Total Requirement
Eligible instruments 2

Subordination Buffer 870bps (18.1€bn)

Note: Preliminary Data.
(1) Position as of March 2026 as % LRE: MREL 10.30% (vs 8.59% Requirement); Subordination 9.01% (vs 5.66% Requirement).
(2) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.72%, without prejudice to any other buffer that may apply at any time. Figure according to MREL Requirement received on June 12th, 2025, binding as of March 31st, 2026. M-MDA buffer stands at 171bps (€10.2bn) in LRE.
(3) Includes the update of the CCyB and the systemic risk buffer calculated on the basis of exposures as of Dec'25.

>85% of MREL eligible with subordination > or = to SNP

p. 43

Medium-Term Strategic Objectives 9

p. 45 1Q26 EARNINGS Business Units Financial Goals (1) Mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany) Spain Mexico Turkey South America Rest of Business1 Revenue Growth (CAGR 24-28, const. €) C/I (in 2028, constant €) Cost of Risk (Avg. 2025-28 current €) High-single digit High-teens (current €) c.20% c.30% low 30’s (current €) <40% (current €) <50% c.30 bps c.330 bps c.200 bps c.230 bps c.20 bps low 30’s High-single digit (current €) Low to Mid-single digit RoRWA (2028, constant €) c.3% (current €) >3.5% >2% (current €) c.4% c.6.5% Activity Growth (CAGR 24-28, const. €) Mid-single digit High-single digit Above inflation High teens High teens ANNEX—MEDIUM-TERM STRATEGIC OBJECTIVES

p. 46 1Q26 EARNINGS CET1 expected generation & uses of capital1 CET1 SOURCES (EURO, BILLIONS) c.€49 Bn 4.5 CET1 GENERATION 2025-2028 39 EXCESS CET1 ABOVE 12% as of DEC’242 SRTs3 2025-2028 5 13 AVAILABLE FOR DISTRIBUTION €36 Bn INVESTED FOR GROWTH4 ORDINARY DISTRIBUTION (max. 50% payout) 24 CET1 USES (EURO, BILLIONS) c.€49 Bn EXCESS CAPITAL2, 5 12 (1) Capital accumulation from 2025-2028 in current €. The use of this capital can extend beyond the indicated period. (2) Includes the 1Bn€ SBB announced in Jan’25. (3) Total RWAs release of 39Bn € * 12% (upper part of our target range). (4) RWAs variation *12% (upper part of our target range) (5) Excess capital calculated with a CET1 ratio = 12%. Note: Pending approval from the governing bodies and subject to mandatory regulatory approvals. Estimated figures 2025-2028. ANNEX—MEDIUM-TERM STRATEGIC OBJECTIVES

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 30, 2026	By: /s/ MªÁngeles Peláez Morón

Name: MªÁngeles Peláez Morón

Title: Head of Accounting & Regulatory Reporting